May 12, 2026

Li Wai Chung
Chief Executive Officer and President
FiEE, Inc.
3-33, 2-chome Utajima, Nishiyodogawa District
Osaka, Japan
852-28166813

        Re: FiEE, Inc.
            Registration Statement on Form S-3
            Filed April 30, 2026
            File No. 333-295474
Dear Li Wai Chung:
       We have reviewed your amended registration statement and have the following comments.
       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.
       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 25, 2026 letter.

Registration Statement on Form S-3
Cover Page
1. Please refer to prior comment 1 and revise to include on the prospectus cover page all of the information required by our Sample Letter to China-Based Companies. For example, disclose prominently on the cover page that you conduct operations through your subsidiaries located in Hong Kong and that the company derived all of its revenue from
       Hong Kong beginning in March 2025. Include disclosure about the legal and operational risks associated with being based in Hong Kong or cross-reference the disclosure in your filing.

The Company, page 4
2.     Please revise to include a diagram of the company   s corporate
structure.
 May 12, 2026
Page 2


       Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   David A. Bartz